

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Dara Allbright
Chief Executive Officer
Worthy Property Bonds, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

> **Re: Worthy Property Bonds, Inc.**
> **Amendment No. 7 to Offering Statement on Form 1-A**
> **Filed September 2, 2022**
> **File No. 024-11563**

Dear Ms. Allbright:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amended Form 1-A filed September 2, 2022

The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have available to make such payments, page 11

1.   We note that the Worthy Peer Capital Form 1-SA filed September 13, 2022 states that on August 22, 2022, your affiliate Worthy Peer Capital, Inc. advised all of its bondholders that some of its borrowers have been unable to meet their repayment due date obligations causing current illiquidity of its loan portfolio, and that as a result, Worthy Peer Capital, Inc. has temporarily delayed the redemption of outstanding bonds. Please revise this risk factor to discuss this matter, in order to provide context to the risks being discussed. Disclose any provision in the terms of the Worthy Property Bonds or related Investor Agreement that would permit you to delay repayment for more than five business days after the date of an investor demand, or 30 days if the aggregate principal amount is

greater than $50,000. Disclose the potential consequences if you were to delay demand repayments beyond those periods, including whether such delays of repayment would constitute an event of default under the terms of the Worthy Property Bonds or related Investor Agreement. Additionally, update the "Background – the Worthy group of companies" section on page 24 to address Worthy Peer Capital, Inc.'s delay in the redemption of outstanding bonds.

We are not registered as an issuer-dealer in the State of Florida, page 16

2.   Please clarify your statement that you have "elected to not offer or sell [y]our Worthy Property Bonds in this Offering from or into the State of Florida" to state whether you have applied for and have received an issuer-dealer registration in the state of Florida.

Auto-Invest Program, page 45

3.   Please revise to state that you will present the latest offering circular to investors prior to each auto-investment. Refer to Securities Act Rule 251(d)(1)(iii).

      Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Clint J. Gage, Esq.